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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                           SEC File No. 1-15851

(Check One)

  [X]  Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ]  Form N-SAR

  For Period Ended: August 31, 2002

  [ ]  Transition Report on Form 10-K
  [ ]  Transition Report on Form 20-F
  [ ]  Transition Report on Form 11-K
  [ ]  Transition Report on Form 10-Q
  [ ]  Transition Report on Form N-SAR

  For the Transition Period Ended:

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registration Information

    Full Name of Registrant: APW Ltd.

    Former Name if Applicable: [NA]

    Address of Principal Executive Office (Street and Number): N22 W23685 Ridgeview Parkway West

    City, State and Zip Code: Waukesha, Wisconsin 53188-1013

Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the


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          subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

The Registrant cannot timely file its Form 10-K for the fiscal year ended on August 31, 2002 because it needs additional time to complete the financial statements and the Management's Discussion and Analysis section of the Form 10-K. This delay is a direct result of the Registrant's November 2002 restatement of its May 31, 2002, February 28, 2002, November 30, 2001, and August 31, 2001, 2000 and 1999 consolidated financial statements. During this time management's attention has substantially been devoted to preparing the above restated financial statements. The Company also needs additional time to complete its Form 10-K because of its significant work following the bankruptcy, including the adoption of fresh start accounting.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

 Richard D. Carroll           (262)        523-7600
 (Name)                     (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


                                                  [X] Yes           [_] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

                                                  [X] Yes           [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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     For the year ended August 31, 2001, the Registrant reported $1.26 billion in net sales, a net loss of $236.5 million, and a net loss per share of $5.96. For the eleven months ended July 31, 2002 (Predecessor Company) and the one month ended August 31, 2002 (Successor Company), the Registrant expects to report net sales of $780.7 million and $73.4 million, respectively. Based on the performance of the Registrant in the previous fiscal quarters of this year, the bankruptcy of APW Ltd. and the current economic conditions, the Registrant believes that the results of operations for the year ended August 31, 2002 will be substantially lower than the results of operations for the year ended August 31, 2001.

                                    APW Ltd.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date            December 2, 2002               By /s/ Richard D. Carroll
                                                 -------------------------------
                                                 Richard D. Carroll
                                                 Vice President - Chief
                                                   Financial Officer

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